AB 2/27

08026187

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2008
Washington, DC 110

SEC FILE NUMBER
8- 065870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8816 Six Forks Road, Suite 301
(No. and Street)

Raleigh (City) NC (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Buchanan 919.870.6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P O Box 18068 (Address) Raleigh, NC (City) (State) 27619 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Partners, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP / CCO

Title

Notary Public ALLISON V. HUBBELL MY COMMISSION EXPIRES 5/29/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary
of CapFinancial Group, Inc.)

Financial Statements
and Internal Control Report

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Member
CapFinancial Partners, LLC:

We have audited the accompanying balance sheets of CapFinancial Partners, LLC, a wholly-owned subsidiary of CapFinancial Group, Inc., (the "Company") as of December 31, 2007 and 2006, and the related statements of income and member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 20, 2008

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Balance Sheets

December 31, 2007 and 2006

Assets	2007	2006
Current assets:		
Cash and cash equivalents	$ 1,393,826	941,499
Accounts receivable - trade, net of allowance	1,245,141	740,339
Other receivables	586,168	379,744
Prepaid expenses	479,491	216,749
Total current assets	3,704,626	2,278,331
Property and equipment, at cost:		
Office furniture and equipment	976,748	633,568
Software	243,009	234,088
	1,219,757	867,656
Less accumulated depreciation and amortization	(605,087)	(357,743)
Property and equipment, net	614,670	509,913
Other assets:		
Notes receivable - non-current portion	508,000	380,000
Other	354,137	354,137
	862,137	734,137
	$ 5,181,433	3,522,381
Liabilities and Member's Capital		
Current liabilities:		
Accounts payable	364,845	320,271
Commissions payable	310,459	198,806
Other payables	13,017	335,208
Accrued expenses	272,252	125,319
Deferred rent	27,803	46,013
Total current liabilities	988,376	1,025,617
Member's capital	4,193,057	2,496,764
	$ 5,181,433	3,522,381

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Income and Member's Capital

Years ended December 31, 2007 and 2006

	2007	2006
Revenues	$ 23,224,180	16,070,964
Operating expenses:		
Salaries and management fees	14,235,238	8,810,087
Payroll taxes and benefits	1,282,248	896,250
Registration and fees	75,454	56,945
Publications and dues	124,106	95,332
Legal and professional	597,699	399,886
Office	394,459	304,264
Travel and entertainment	746,123	619,714
Insurance	94,901	118,197
Promotion	351,620	284,440
Depreciation and amortization	247,344	184,454
Retirement	297,747	201,198
Technology	697,353	542,704
Rent	717,459	532,920
Client relations	45,062	26,731
Taxes and licenses	23,660	14,604
Miscellaneous	247,131	183,997
	20,177,604	13,271,723
Operating income	3,046,576	2,799,241
Other income-interest	78,717	34,015
Net income	3,125,293	2,833,256
Member's capital, beginning of year	2,496,764	2,322,508
Capital contibuted	250,000	200,000
Distributions	(1,679,000)	(2,859,000)
Member's capital, end of year	$ 4,193,057	2,496,764

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 3,125,293	2,833,256
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	247,344	184,454
Changes in operating assets and liabilities:		
Accounts receivable - trade	(504,802)	104,458
Other receivables	(154,424)	(136,003)
Prepaid expenses	(262,742)	(43,863)
Accounts payable	44,574	114,681
Commissions payable	111,653	93,731
Other payables	(322,191)	335,208
Accrued expenses	146,933	105,319
Deferred rent	(18,210)	46,013
Net cash provided by operating activities	2,413,428	3,637,254
Cash flows from investing activities:		
Purchases of property and equipment	(352,101)	(348,540)
Notes receivable	(180,000)	(480,000)
Goodwill and other assets	-	23,381
Net cash used in investing activities	(532,101)	(805,159)
Cash flows from financing activities:		
Capital contributed	250,000	200,000
Distributions	(1,679,000)	(2,859,000)
Net cash used in financing activities	(1,429,000)	(2,659,000)
Net increase in cash and cash equivalents	452,327	173,095
Cash and cash equivalents, beginning of year	941,499	768,404
Cash and cash equivalents, end of year	$ 1,393,826	941,499

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Notes to Financial Statements

December 31, 2007 and 2006

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Partners, LLC, (the "Company"), a North Carolina limited liability company, on April 16, 2003 to provide investment services to investors as a fully disclosed introducing broker-dealer. It is a wholly-owned subsidiary of CapFinancial Group, Inc. (" The Company operates in North Carolina and is licensed to operate in approximately twenty-nine other states. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis. Fees on accounts managed by the Company are collected and recognized on a quarterly basis at the beginning of each calendar quarter.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for both 2007 and 2006 was $22,500.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected partnership status under the Internal Revenue Code whereby its income is taxed to the member; therefore, there is no provision for income taxes for the Company.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are placed with high credit quality banks. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per bank. Amounts on deposit in excess of this limit as of December 31, 2007 and 2006 were $1,213,706 and $967,783, respectively.

Reclassifications

Certain amounts in the financial statements for 2006 have been reclassified to conform to the presentation for 2007. These reclassifications have no impact on net income or member's capital.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $100,000 and $68,374 for 2007 and 2006, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007 and 2006, the Company had net capital of $678,853 and $122,817, respectively, which was $578,853 and $54,443 in excess of required net capital, and its ratio of aggregate indebtedness to net capital, respectively, was 1.46 and 8.35 to 1.

(3) Related Parties

As of December 31, 2007 and 2006, the Company had payables of approximately $16,785 and $58,500, respectively, representing expenses paid by Group on behalf of the Company. The Company also leases office space and equipment from Group through 2010 requiring payments totaling $990,927.

(3) Related Parties, Continued

The Company also transacts business with Hatteras Investment Partners, a registered investment advisor and hedge fund manager, that is owned by related individuals. Fees paid in 2007 and 2006 totaled $874,702 and $846,350, respectively, with $0 and $170,069 outstanding as of December 31, 2007 and 2006, respectively. The relationship with Hatteras ended on January 1, 2008 as a result of a change in ownership agreement dated December 31, 2006.

(4) Pension Plan

The Company maintains a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2007 and 2006 were $297,747 and $201,198, respectively.

(5) Leases

The Company pays rent under a sublease on certain office space in Raleigh, North Carolina, which is leased by Group (see note 3).

Additionally the Company leases or subleases additional office space in Raleigh, as well as office space in Charlotte, North Carolina, Atlanta, Georgia, Richmond, Virginia, and Doylestown, Pennsylvania for varying terms, the longest ending in 2012. Future minimum payments are reflected below.

Year ending December 31,	
2008	$ 686,703
2009	615,107
2010	522,516
2011	160,241
2012	10,610
	$ 1,995,177

The Company has entered into a contingent lease for new office space in Raleigh, North Carolina commencing in July 2009. The lease requires annual payments of approximately $1,500,000 per year for ten years and is contingent upon building construction beginning on or before March 2008.

The Company also leases office equipment from Group for $2,500 per month on a month-to-month basis.

(6) Acquisition

During December 2006, the Company completed the acquisition of certain assets of another introducing broker dealer for approximately $700,000. The purchase price was allocated to trade accounts receivable acquired and goodwill in the amount of $332,590, which is included in other assets. Goodwill will be tested for impairment each year. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2007 or 2006.

(7) Notes Receivable

In 2007 and 2006, certain key employees received a cash payment, documented with a note, in connection with their employment. These notes receivable are forgiven over the initial five years of employment (one-fifth each year). Should the employee terminate prior to the end of the fifth year for reasons other than death or total disability, the balance of the note is due and payable plus interest. Balances due under such notes are as follows:

		2007	2006
Current portion	$	152,000	100,000
Long-term portion		508,000	380,000
	$	660,000	480,000

Schedule 1

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Changes in Member's Capital

Years ended December 31, 2007 and 2006

		Total
Balance, December 31, 2005	$	2,322,508
Net income for 2006		2,833,256
Capital contributed		200,000
Distributions		(2,859,000)
Balance, December 31, 2006		2,496,764
Net income for 2007		3,125,293
Capital contributed		250,000
Distributions		(1,679,000)
Balance, December 31, 2007	$	4,193,057

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007 and 2006

		2007	2006
Total assets	$	5,181,433	3,522,381
Deduct: Aggregate indebtedness		(988,376)	(1,025,617)
Net worth		4,193,057	2,496,764
Deduct: Fidelity bond deduction		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(3,512,178)	(2,372,682)
Deduct: Concessions		-	-
Deduct: Securities haircuts		(2,026)	(1,265)
Net capital	$	678,853	122,817
Net capital requirements:			
Broker-dealer minimum	$	100,000	68,374
Net capital in excess of requirements		578,853	54,443
Net capital as computed above	$	678,853	122,817
Net capital per December 31 FOCUS report (unaudited)	$	678,853	122,817
Adjustments		-	-
Adjusted net capital, December 31	$	678,853	122,817

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007 and 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Member
CapFinancial Partners, LLC:

In planning and performing our audit of the financial statements of CapFinancial Partners, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 20, 2008

END